EXHIBIT 99.1

illumin Announces Intention to Voluntarily Terminate SEC Reporting Obligations

TORONTO, Dec. 07, 2023 (GLOBE NEWSWIRE) -- illumin Holdings Inc. (TSX:ILLM) (“illumin” or the “Company”) announced today that it will voluntarily file a Form 15F with the United States Securities and Exchange Commission (the “SEC”) to terminate the registration of its common shares under Section 12(g) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and its reporting obligations under Section 13(a) and Section 15(d) of the Exchange Act.

Management of the Company believes that the costs associated with continuing the registration and reporting under the Exchange Act outweigh the benefits received by the Company from maintaining its registration.

The termination will become effective 90 days after the date of filing of the Form 15F with the SEC, or within such shorter period as the SEC may determine. Upon filling of the Form 15F, the Company’s reporting obligations under the Exchange Act will be immediately suspended.

The Company’s shares will continue to trade on the Toronto Stock Exchange under ticker symbol “ILLM”, and the Company will continue to meet its Canadian continuous disclosure obligations through filings with the applicable Canadian securities regulators. All of the Company’s filings can be found at the System for Electronic Document Analysis and Retrieval (SEDAR+) website at www.sedarplus.com.

About illumin:

illumin is a journey advertising platform that enables marketers to reach consumers at every stage of their journey by leveraging advanced machine learning algorithms and real-time data analytics. The Company’s mission is to illuminate the path for brands to connect with their customers through the power of data-driven advertising. Headquartered in Toronto, Canada, illumin serves clients across North America, Latin America, and Europe.

For further information, please contact:

Steve Hosein Investor Relations Coordinator illumin Holdings Inc. 416-918-5647 Steve.hosein@illumin.com	Babak Pedram Investor Relations - Canada Virtus Advisory Group Inc. 416-644-5081 bpedram@virtusadvisory.com	David Hanover Investor Relations - U.S. KCSA Strategic Communications 212-896-1220 dhanover@kcsa.com

Disclaimer in regard to Forward-looking Statements

Certain statements included herein constitute “forward-looking statements” within the meaning of applicable securities laws. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management at this time, are inherently subject to significant business, economic and competitive uncertainties and contingencies. In particular, this news release contains forward-looking statements and information relating to the Company’s belief that the costs associated with continuing the registration and reporting under the Exchange Act outweigh the benefits received by the Company from maintaining its registration. Investors are cautioned not to put undue reliance on forward-looking statements. Except as required by law, illumin does not intend, and undertakes no obligation, to update any forward-looking statements to reflect, in particular, new information or future events.

For more complete information about the Company, please read our disclosure documents filed on EDGAR at www.sec.gov and SEDAR+ at www.sedarplus.com.